NEWS RELEASE TRANSMITTED BY Marketwire

FOR: CANADIAN SUPERIOR ENERGY INC.

TSX SYMBOL: SNG
AMEX SYMBOL: SNG

Canadian Superior Announces Retrieval of "Victory" Blowout Preventer ("BOP") System in Trinidad

OCT 30, 2007 - 08:44 ET

CALGARY, ALBERTA--(Marketwire - Oct. 30, 2007) - Canadian Superior Energy Inc. ("Canadian Superior") (the "Company") (TSX:SNG)(AMEX:SNG) said today that it is pleased to announce that over the weekend the Kan Tan IV drilling rig's BOP has been recovered from the seafloor( approximately 800 feet subsea) to the rig for repair and retesting. As previous announced on October 19th, recovery and repair operations on the BOP had been delayed temporarily due to high seasonal ocean currents common offshore Trinidad at this time of year. These strong ring or loop ocean currents, experienced by all operators in the area, have now moved north of the "Victory" well site and subsided to the extent that the BOP was safely recovered to the rig floor. Currently the BOP is being repaired on the Kan Tan IV drilling rig.

Prior to the BOP requiring repair, the "Victory" well had been side-tracked, drilled, logged, cased (9-7/8") and cemented to a depth of approximately 13,828 feet subsea. Once the BOP is repaired, retested and re-installed on the seafloor, the drilling of the final portion of the well, the 8-1/2" hole section, to a total depth of approximately 16,000 feet will recommence. Normal operations are expected to recommence in the coming days and further updates on the well will be provided in due course.

Canadian Superior's joint venture partners in the "Intrepid" Block 5(c) Project are BG International Limited, a wholly owned subsidiary of the BG Group plc (LSE:BG.L) and Challenger Energy Corp. ("Challenger") (TSX VENTURE:CHQ)(AMEX:CHQ). The Kan Tan IV semi-submersible drilling rig drilling the wells is operated by Maersk Contractors and owned by SINOPEC.

Canadian Superior is a Calgary, Alberta, Canada based oil and gas exploration and production company with operations Offshore Trinidad and Tobago, Offshore Nova Scotia, Canada and in Western Canada. See Canadian Superior's website at www.cansup.com to review Canadian Superior's operations in Western Canada, Offshore Trinidad and Tobago and Offshore Nova Scotia interests. Canadian Superior has approximately 20,000 shareholders worldwide, including some of the top institutional shareholders in North America.

This news release contains forward-looking information, including estimates, projections, interpretations, prognoses and other information that may or relates to future production, project start-ups and future capital spending. Actual results, estimates, projections, interpretations, prognoses and/or estimated results could differ materially due to changes in project schedules, operating performance, demand for oil and gas, commercial negotiations or other technical and economic factors or revisions. This news release contains the reference to the term "undiscovered natural gas resources", which are those quantities of natural gas estimated to be contained in accumulations yet to be discovered. There is no certainty that any portion of the undiscovered resources will be discovered and that, if discovered, it may not be economically viable or technically feasible to produce.

Statements contained in this news release relating to future results, events and expectations are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements involve known and unknown risks, uncertainties, scheduling, re-scheduling and other factors which may cause the actual results, performance, estimates, projections, interpretations, prognoses, schedules or achievements of the Corporation, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such statements. Such factors include, among others, those described in the Corporations' annual reports on Form 40-F or Form 20-F on file with the U.S. Securities and Exchange Commission.

FOR FURTHER INFORMATION PLEASE CONTACT:

Canadian Superior Energy Inc.
Investor Relations
(403) 294-1411
(403) 216-2374 (FAX)
Website: www.cansup.com

or

Canadian Superior Energy Inc.
Suite 2700, 605 - 5th Avenue S.W.
Calgary, Alberta, Canada T2P 3H5